SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

November 24, 2008

VIA EDGAR

Re:                               AGA Medical Holdings, Inc. – Registration
Statement on Form S-1, File No.: 333-151822

Russell Mancuso

Jay Mumford

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 27, 2008 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008, Amendment No. 2 to Registration Statement on Form S-1 filed on September 10, 2008 and Amendment No. 3 to Registration Statement on Form S-1 filed on October 10, 2008 (the “Registration Statement”).

The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions and generally updates financial and other information.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 4.

Risk Factors, page 10

1.             We note changes to the timetable in the chart on page 77.  With a view toward disclosure in an appropriate section of your document, please tell us the reasons for the delay.

The Company respectfully advises the Staff that in the ordinary course of business the Company makes adjustments to the timetable related to its research and development pipeline in order to reflect the information available at a given time.  The pre-clinical studies on the AMPLATZER Vascular Plug IV and AMPLATZER Peripheral Graft have taken longer than initially anticipated but are not being delayed by any material issues.  Based on the current information available, the Company has adjusted the dates the Company plans to file with the regulatory bodies in Europe and in the United States to the first half of 2009.  The Company advises that at this point it anticipates these filings to occur in the first quarter of 2009 and does not believe the delay will have a material effect on the Company’s results for 2008 or 2009.  The Company has revised the disclosure on page 77 to clarify that it bases the regulatory status forecasts on the information available to the Company at the time of such forecast and that the actual timetable for any of these regulatory steps may vary and, therefore, the Company may revise such forecasts in the ordinary course of its business.

Contractual Obligations, page 63

2.                                       We note your response to prior comment 4.  Please tell us how you determined that Mr. Amplatz would be seeking only future additional financial compensation.  Also, if the dispute is related to the incomplete contract mentioned in response to prior comment 17, please say so directly in your disclosure.

The Company respectfully advises the Staff that the royalty agreements with Mr. Curtis Amplatz solely govern the financial obligations owed by the Company in connection with the use of certain patents.  As disclosed on pages 24, 63, 64 and 88 of Amendment No. 4, the patent rights held by Mr. Curtis Amplatz under these royalty agreements were assigned to the Company.  The quit claim assignment pursuant to which such rights have been assigned to the Company is being filed by the Company as Exhibit 10.23 to Amendment No. 4.  Accordingly, the only possible additional consequence for the Company should a dispute arise with Mr. Curtis Amplatz is payment of additional royalty or other payments under the agreement with respect to past and future periods, as disclosed on page 88 of Amendment No. 4.

In addition, in response to the Staff’s comment, the Company respectfully advises that the discussions with Mr. Curtis Amplatz relate to the two royalty agreements that the Company has with Mr. Curtis Amplatz, which are filed Exhibits 10.19 and 10.20 to Amendment No. 4.  Such discussions, however, do not relate to the blanks that exist in the instrument filed as Exhibit 10.19.

Compensation Discussion and Analysis, page 107

3.                                       We note your response to prior comment 7.  However, if your consultant’s report reveals material information regarding the named executives’ compensation – when compared against the benchmark or otherwise – it is unclear how you determined that additional disclosure is not necessary.  Please revise or advise.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 109 of Amendment No. 4.

Annual Cash Incentive Payments, page 111

4.                                       We note your response to the first bullet point in comment 8.  While your executive compensation discussion may go “beyond the ratings against the Corporate Top Ten Objectives” as you describe in your response, it is unclear how performance targets are not a material element of your executive compensation policies or decisions.  Please revise or advise.

The Company respectfully advises the Staff that the performance targets are not material to an understanding of either the amounts of the named executive officers’ annual bonuses or the compensation committee’s decisions to pay those amounts because the actual annual bonuses are fully discretionary.

As described on pages 111 and 112 of Amendment No. 4, the performance goals included in the Corporate Top Ten Objectives and the Company’s actual performance against those goals are used by the board of directors, together with other relevant qualitative information, to determine an aggregate bonus pool for all employees.  The actual bonus amounts to individual named executive officers are determined by the compensation committee based on the Chief Executive Officer’s subjective assessment of the executive officers’ individual contributions to the Company’s performance during the year, taking into account the approved overall bonus pool.  The compensation committee’s decisions are fully discretionary, and as such, it is possible for the compensation committee to decide not to award an annual bonus to a particular executive officer even if the Company met or exceeded all of the performance goals in the Corporate Top Ten Objectives, if the compensation committee believes that the individual executive officer did not meaningfully contribute to the Company’s performance or otherwise did not have any other relevant accomplishments during the year.  As disclosed on page 114 of Amendment No. 4, the individual accomplishments that the compensation committee considered in determining the actual bonus amounts are based on qualitative attributes, such as overall leadership and management skills that contributed to the Company’s performance.  The Company advises the Staff that it is these qualitative individual accomplishments of the executive officers that are material to an understanding of the Company’s compensation policies and decisions regarding the named executive officers.  Accordingly, the Company has modified its disclosure to appropriately reflect the annual bonuses under the “Bonus” column of the summary compensation table on page 117 of Amendment No. 4 rather than the “Non-Equity Incentive Plan Compensation” column.

5.                                       Please reconcile your disclosure that you met your target timetable for coming into compliance with Section 404 of the Sarbanes-Oxley Act in 2007 with your disclosure on page 19 that appears to indicate that compliance remains a material risk..

In response to the Staff’s comment, the Company has revised the disclosure to clarify that, in 2007, it met one of several steps required for being on schedule for future compliance with Section 404 of the Sarbanes-Oxley Act.  Please see pages 112 and 113 of Amendment No. 4.  Even though compliance with Section 404 of the Sarbanes-Oxley Act is on schedule, the Company is not yet in full compliance with such Section.  Accordingly, the risk factor disclosed on page 19 of Amendment No. 4 remains accurate.

Principal and Selling Stockholders, page 129

6.                                       We are not able to agree with your analysis described in response to prior comment 12.  Beneficial ownership must be attributed to all individuals who share voting and investment power.  Please revise accordingly.

The Company has revised the disclosure in response to the Staff’s comment. Please see pages 131 to 134 of Amendment No. 4.

7.                                       We note your response to prior comment 14. Please tell us how the numbers in clause E of footnote 1 are reconcilable to the shares identified in footnotes 8-11.

In response to the Staff’s comment, the Company respectfully submits that the numbers in clause E of footnote 1 are reconcilable to the shares identified by footnotes 8 to 12 (now footnotes 18 and 20 to 23).

Underwriting, page 144

8.                                       We note you will respond to prior comment 16 in future filings and we will evaluate it at that time.

In response to the Staff’s comment, the Company and the Underwriters have agreed that Citigroup Global Markets Inc. will act as a “qualified independent underwriter,” in compliance with Rule 2710(h) and Rule 2720 of the FINRA Manual, for the offering.  Please see page 152 of Amendment No. 4.

Exhibits

9.                                       We are unable to agree with your conclusions in response to prior comment 17 that you can omit information based on the reasons you cite.  If you wish to omit information from documents required to be filed as exhibits, please comply with Rule 406.

In response to the Staff’s comment, the Company has re-filed Exhibit 10.22 to include the schedules of such exhibit.  In addition, the Company has re-filed Exhibit 4.8 to include the addresses omitted.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach
Kenneth B. Wallach

cc:                                 Securities and Exchange Commission

Brian Cascio

Jeanne Bennett

AGA Medical Holdings, Inc.

John R. Barr

Ronald E. Lund, Esq.